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SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Victory Capital Advisers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn (City) Ohio (State) 44144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Inks 216-898-2426 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Suite 1300, 925 Euclid Avenue (Address) Cleveland (City) Ohio (State) 44115-1476 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD
3/9/13

OATH OR AFFIRMATION

I, **Donald A. Inks** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Victory Capital Advisers, Inc.** as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

Signature

Financial Operations Principal
Title

Notary Public

Marion L McNeill
Notary Public, State of Ohio
My Commission Expires March 8, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Exemption for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC General Assessment Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Securities and Exchange Commission

Washington, D.C 20549

Annual Audit Report

Year Ended December 31, 2012

Victory Capital Advisers, Inc.
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Donald A. Inks
Financial Operations Principal
Victory Capital Advisers, Inc.

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 898-2426

Financial Statements and Supplemental Information

Victory Capital Advisers, Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Financial Statements and Supplementary Information

Year Ended December 31, 2012

Contents

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Victory Capital Advisers, Inc.

We have audited the accompanying financial statements of Victory Capital Advisers, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victory Capital Advisers, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2013

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 1,594,008
Distribution fees receivable	670,859
Prepaid C share commissions	95,503
Due from affiliates	88,531
Other receivables	43,728
Deferred tax asset	102
Total assets	$ 2,492,731
Liabilities and shareholder's equity	
Liabilities	
Distribution fees payable	$ 644,498
Other liabilities	9,146
Total liabilities	653,644
Shareholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1
Capital surplus	1,291,753
Retained earnings	547,333
Total shareholder's equity	1,839,087
Total liabilities and shareholder's equity	$ 2,492,731

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Income

Year Ended December 31, 2012

Revenues	
Distribution and related fees	$ 7,601,119
Intercompany support fees	379,145
Commissions, net	299,892
Contingent deferred sales charge	895
Interest income	773
Total revenues	8,281,824
Expenses	
Distribution and related expenses	7,508,820
Intercompany service fees	365,039
Professional fees	55,000
Other expenses	63,355
Total expenses	7,992,214
Income before taxes	289,610
Provision for income taxes	107,725
Net income	$ 181,885

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Changes in Shareholder's Equity

	Common Stock	Capital Surplus	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2011	$ 1	$ 1,291,753	$ 365,448	$ 1,657,202
Net income	–	–	181,885	181,885
Balance at December 31, 2012	$ 1	$ 1,291,753	$ 547,333	$ 1,839,087

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ 181,885
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	8,224
Changes in operating assets and liabilities	
Decrease (increase) in prepaid C share commissions	(95,503)
Decrease (increase) in distribution fees receivable	(69,878)
Decrease (increase) in due from affiliate	15,617
Decrease (increase) in other receivable	(43,728)
Increase (decrease) in income tax payable	(77,635)
Increase (decrease) in distribution fees payable	77,200
Increase (decrease) in other liabilities	8,946
Net cash provided by operating activities	5,128
Cash	
Beginning of period	1,588,880
End of period	$ 1,594,008
Additional disclosures relative to cash flow	
Taxes paid to Parent	$ 207,965

See accompanying notes to financial statements.

1. Organization

Victory Capital Advisers, Inc. (the Company) is a wholly owned subsidiary of KeyCorp (Key or Parent). The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company serves as distributor and underwriter for The Victory Portfolios, The Victory Variable Insurance Funds and The Victory Institutional Funds (collectively, the Funds) and placement agent for Victory Capital Management's Victory Series LLC. Substantially all the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Significant Accounting Policies

Cash

Cash represents cash in banks. Cash balances may be in excess of FDIC insurance limits.

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to a Distribution Agreement (the Agreement) between the Funds and the Company. The Agreement continues in effect until terminated by either party. The Company receives underwriter commissions on sales of certain new Fund shares, and 12b-1 fees paid by the Funds for shares sold which are still outstanding. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays a portion of the commissions to the broker-dealers who originated the sale as outlined in their respective agreements. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

Distribution support fees are earned monthly by the Company pursuant to two distribution support agreements between the Company, KeyBank N.A., and Victory Capital Management (the Advisor), a subsidiary of KeyBank N.A.

2. Significant Accounting Policies (continued)

Distribution and Distribution Related Expense

Distribution expense represents 12b-1 fees paid to other broker-dealers who hold outstanding Fund shares that generated the Fund's distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are recorded as revenue of the Company and may be used to support other distribution related activities as allowed under Distribution Plans that have been adopted by the Funds. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Prepaid C Share Commissions

The Funds maintain a multiclass structure, whereby the participating funds offer back-end load shares (Class C shares). The Company may pay upfront sales commissions to dealers and institutions who sell Class C shares of the Trust at the time of such sale. Payments with respect to Class C shares will equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution. The Company will retain all payments received by it relating to Class C shares for the first year after they are purchased. After the first full year, the Company will make monthly payments in the amount of 0.75% for distribution services and 0.25% for personal shareholder services to dealers and institutions based on the average NAV of Class C shares, which are attributable to shareholders for whom the dealers and institutions are designated as dealers of record. Some of the compensation paid to dealers and institutions is recouped through the contingent deferred sales charge (CDSC) imposed on shares redeemed within 12 months of purchase, which are included in Distribution and related expense monthly amortization as the prepaid. Class C share commissions and expenses are included in distribution and related fees and distribution and related expenses.

The Company capitalizes Class C share commissions for financial statement purposes and amortizes such costs over a 12-month period. CSDC's received by the Company from redeeming shareholders are recognized as revenue.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to financial statement users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carry backs, subject to recognition of such items on a consolidated basis.

Income taxes included in the statement of income are summarized below.

Currently expense:	
Federal	$ 89,712
State	9,789
Total current expense	99,501
Deferred expense:	
Federal	8,224
State	–
Total deferred expense	8,224
Income tax expense	$ 107,725

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes as of December 31, 2012 is as follows.

Federal income tax at U.S. statutory tax rate	$ 101,363
State income tax rate, net of federal tax benefit	6,362
Total income tax expense	$ 107,725

3. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax asset as of December 31, 2012 is as follows:

State taxes	$	25
Non tax accrual		77
Total deferred tax asset	$	102

Deferred tax assets are recoverable from the Parent when they are able to be used.

An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax assets will be realized in future periods.

The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2012. At December 31, 2012, the Company had a $30,909 receivable from the Parent for federal and state income taxes.

4. Related Party Transactions

For the year ended December 31, 2012, VCA provided various support services to KeyBank N.A. and the Advisor such as providing and maintaining FINRA and state registrations, furnishing employees with continuing education, commission calculation and processing and other administrative services. The Company charged fees designed to cover the costs of providing such services. The amount charged by the Company amounted to $379,145 for the year ending December 2012.

For the year ended December 31, 2012, Key and certain of its subsidiaries provided various services to the Company such as providing use of office facilities, equipment, personnel, and other administrative services. The Company is charged a service fee for these services designed to cover the costs of providing such services. The amount charged to the Company amounted to $365,039 for the year ending December 2012.

For the year ended December 31, 2012, VCA held $258,895 of cash at an affiliate, KeyBank National Association.

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, can not exceed 15 to 1. At December 31, 2012, the Company had net capital under the Rule of $1,447,870, which was $1,404,294 in excess of its minimum required net capital of $43,576. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.45 to 1.

6. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(2)(i) – the Company will not hold customer funds or safe keep customer securities.

7. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

8. Subsequent Event (Unaudited)

On February 21, 2013, Key announced that it has agreed to sell its investment management subsidiary Victory Capital Management and its broker-dealer affiliate Victory Capital Advisers to a private equity fund sponsored by Crestview Partners for $246 million in cash and debt, subject to the adjustment at closing. The purchase price will consist of $201 million of cash and a $45 million seller note payable to Key. The final value of the note will be determined at the end of 2013. The sale is expected to close during the third quarter of 2013. It was approved by the Victory Mutual Fund Board of Directors and is subject to customary closing conditions and consents of the Victory Mutual Fund Shareholders and certain investment advisory clients.

Supplementary Information

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule I – Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

December 31, 2012

Total shareholder's equity from statement of financial condition		$ 1,839,087
Deductions for nonallowable assets:		
Prepaid C share commissions	$ 95,503	
Due from affiliates	88,531	
Distribution fees receivable	163,353	
Other receivables, includes deferred tax asset	43,830	391,217
Tentative net capital		1,447,870
Haircut on investments		–
Net capital		1,447,870
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		43,576
Excess net capital		$ 1,404,294
Total aggregate indebtedness		$ 653,644
Percentage of aggregate indebtedness to net capital		45%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between computation above and the corresponding computation of net capital under Rule 15c3-1 as of December 31, 2012, as filed on Form X-17a-5, Part II, and reconciliation submitted by the company on February 28, 2013.

See accompanying Supplementary Report of Independent Registered Accounting Firm on Internal Control.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule II – Determination of Reserve Requirements and Information Relating to Possesion or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2012

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i) – The Company will not hold customer funds or safekeep customer securities.

See accompanying Supplementary Report of Independent Registered Accounting Firm on Internal Control.

Supplementary Report on Internal Controls

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
Victory Capital Advisers, Inc.

In planning and performing our audit of the financial statements of Victory Capital Advisers, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

ERNST & YOUNG

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2013